Exhibit 12.1

L-3 COMMUNICATIONS HOLDINGS, INC. AND
L-3 COMMUNICATIONS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Six Months Ended June 30, 2003
Earnings:
Income before income taxes	$161,119
Add:
Interest expense	61,880
Amortization of debt expense	3,992
Interest component of rent expense	12,128
Earnings	$239,119
Fixed Charges:
Interest expense	61,880
Amortization of debt expense	3,992
Interest component of rent expense	12,128
Fixed Charges	$78,000
Ratio of earnings to fixed charges	3.1	x